UVIC INC.

2235 E. Flamingo Rd., #100G

Las Vegas, NV 89119

July 28, 2015

Ms. Ji Shin

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Uvic Inc.

      Amendment No. 2 to Registration Statement on Form S-1

      Filed July 15, 2015

      File No. 333-203997

Dear Ms. Ji Shin,

Pursuant to the telephone conversation held on July 24, 2015 with the company’s attorney, Securities Compliance Group, Ltd., Uvic Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") with updated auditor’s consent in response to the Commission's oral comments.

Please direct any further comments or questions you may have to the company at uvicinc@gmail.com

Thank you.

Sincerely,

/S/ Iuldashkhan Umurzakov

Iuldashkhan Umurzakov, President